Exhibit 1.01
The Spectranetics Corporation
Conflict Minerals Report
For reporting period from January 1, 2014 to December 31, 2014
I.     Introduction
This Conflict Minerals Report (the “Report”) of The Spectranetics Corporation (the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the conflict minerals specified in the Rule are necessary to the functionality or production of those products. “Conflict Minerals” are defined under the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited by the Rule to tantalum, tin and tungsten. “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, we manufacture and contract to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products.
II.    Products Overview
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2014. These products, which are referred to in this Report collectively as the “Covered Products,” include the following:

•	CVX-300® Excimer Laser System. The CVX-300 Excimer Laser System treats complex cardiovascular conditions through the unique mechanism of pulsed photoablation.

•	Disposable Catheters. The Quick-Cross® Extreme Support Catheter and Quick-Cross Select Support Catheter are used cross lesions in the peripheral arteries.

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LLDTM Lead Locking Device. The Lead Locking Device (LLD) is used to safely remove pacemaker and defibrillator cardiac leads. The device provides a stable traction platform by deploying a braided mesh to lock securely along the entire lead lumen.

III.    Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry (“RCOI”) in good faith regarding the source of Conflict Minerals used in the Covered Products. We designed this RCOI to determine whether any Conflict Minerals contained in the Covered Products originated in the Covered Countries or whether any of those Conflict Minerals came from recycled or scrap sources. Based on the results of our RCOI, we were unable to conclude that the Conflict Minerals did not originate in the Covered Countries or that any of the Conflict Minerals used in the manufacturing of the Covered Products came from recycled or scrap sources.
Initially, we sent letters seeking Conflict Minerals information to all of our direct suppliers that we believed may use Conflict Minerals in any products supplied to us. After receiving and reviewing responses from our direct suppliers, we were able to narrow down our list of direct suppliers that use Conflict Minerals. As part of our process, we conducted a survey of all of our direct suppliers that use Conflict Minerals in products supplied to us using the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals survey template. This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.
Responses to the survey were tracked and reported on regularly. We received responses in various forms from 100% of the suppliers who received the EICC-GeSI survey from us.
IV.    Due Diligence Process
Due Diligence Design and Framework
Based on the results of the RCOI, we exercised due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products. We established a team that includes members from our legal, finance and purchasing/supply chain departments to conduct our Conflict Minerals due diligence processes. We designed our Conflict Minerals due diligence procedures to conform with the five-step framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), in all material respects.
The first step of the OECD Guidance requires us to strengthen our management systems to better support our supply chain due diligence. Our supply chain with respect to our products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. We do not purchase Conflict Minerals directly from mines, smelters or refiners and must rely on our direct suppliers to provide information on the origin of the Conflict Minerals that are included in the Covered Products. Our due diligence measures are focused on working with our suppliers to identify the location of smelters and refiners of Conflict Minerals who provide those Conflict Minerals to our suppliers.
Due Diligence Measures Performed
Our due diligence process included reviewing the responses that we received from suppliers in our RCOI against criteria used to determine which responses required further investigation with our suppliers. These criteria included incomplete or inconsistent responses from suppliers. We worked directly with these suppliers to gain additional information and to receive revised responses as necessary.
As part of our due diligence efforts and risk management plan, we have added a clause to our purchase orders and supplier contracts that requires our suppliers to provide information about the sourcing of Conflict Minerals and smelters and to ensure that our suppliers are conducting due diligence on the source and chain of Conflict Minerals. We expect it will take several years to ensure that all our supplier contracts contain appropriate flow-down clauses. We are adding these new provisions as our contracts are renewed or when entering into new contracts.
Survey Responses
In their responses to the survey, certain of our suppliers were unable to specify the smelters or refiners used for components supplied to us. Based on the information received in the due diligence process, we do not have sufficient information to determine the country of origin of the Conflict Minerals in any of our products.
Future Steps to Mitigate Risk
We expect to continue our due diligence measures and to further mitigate the risk that the Conflict Minerals contained in our products finance or benefit armed groups in the Covered Countries by (i) including a conflict minerals flow-down clause in new or renewed supplier contracts, (ii) continuing to engage with our suppliers to obtain more current, accurate and complete information about our supply chain, (iii) encouraging our suppliers to use responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent third-party auditor, and (iv) working to further develop the Company’s conflict minerals program and build transparency over our supply chain in accordance with the OECD Guidance.

V.    Conclusions
We have reasonably determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule. After conducting our due diligence as described above, we were unable to determine the ultimate source of Conflict Minerals used in the Covered Products. Certain of our suppliers were unable to provide us with information relating to the smelters and refiners used to process such Conflict Minerals or the country of origin of such Conflict Minerals.